UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: April 4, 2008

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Communication & Corporative Image Javier Treviño (52-81) 8888-4489	Media Relations Gerardo de la Torre (52-81) 8888-4335	Media Relations Jorge Pérez (52-81) 8888-4334

As reported by the media, President Hugo Chavez of Venezuela publicly announced a few hours ago the “nationalization of the cement industry” in that country.

Regarding this announcement, we would like to inform that:

1. CEMEX has not received any official notification about this decision from the Government of Venezuela.

2. CEMEX has requested an explanation from the appropriate Venezuelan authorities, to fully understand the terms and the scope of the decision.

3. CEMEX Venezuela continues to operate as usual until the situation is clarified.

CEMEX is a growing global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: April 4, 2008	By:	/s/ Rafael Garza
	Name:	Rafael Garza
	Title:	Chief Comptroller